Exhibit 99.2

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
16 July 2009
Sterlite Industries (India) Limited Announces Pricing of ADS Equity Offering
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite”) announces that it has priced its public offering of 123,456,790 new equity shares in the form of American Depositary Shares (“ADSs”), at a price of $12.15 per ADS (the “Offering”), which is expected to result in approximately US$1.50 billion of gross proceeds. These ADSs will be listed on the New York Stock Exchange under the symbol “SLT”.
Vedanta Resources plc (“Vedanta”), majority shareholder of Sterlite, participated in the Offering with an allocation of US$500 million either directly or through a subsidiary. Following the Offering, Vedanta’s shareholding in Sterlite will be 57.5%, assuming no exercise of the over-allotment option.
J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc are acting as joint bookrunners for the Offering. Sterlite has granted the joint bookrunners an over-allotment option equivalent to 15% of the offering size excluding the US$500 million allocated to Vedanta either directly or through a subsidiary.
Sterlite intends to use the net proceeds from the Offering for the further development of its power generation business in India, planned capital expenditures, planned and potential acquisitions and/or general corporate purposes.
The Offering is expected to settle on July 21, 2009, subject to customary closing conditions.
As of 31 March 2009, Sterlite had total assets of US$ 8,710 million and Income before income taxes, minority interests and equity in net/(loss)/income of associate of US$ 1,069 million.
A registration statement on Form F-3 relating to these securities has been filed with and declared effective by the SEC. A prospectus supplement relating to the Offering has been filed with the SEC. The prospectus supplement, the registration statement, together with the prospectus contained therein, and documents incorporated by reference, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as amended by our Form 20-F/A, are available on the website of the SEC at www.sec.gov.
A copy of the preliminary prospectus supplement and accompanying prospectus related to the Offering may also be obtained by contacting:

J.P. Morgan Securities Inc. Prospectus Library 4 Chase Metrotech Center, CS Level Brooklyn, NY 11245 Phone: (718) 242-8002	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attention: Prospectus Department or by email at prospectus@morganstanley.com

Sterlite Industries (India) Limited Pricing of ADS Equity Offering	Page 2 of 2
For further information, please contact:

Sumanth Cidambi Director — Investor Relations Sterlite Industries (India) Limited	sumanth.cidambi@vedanta.co.in Tel: +91 22 6646 1531
About Sterlite
Sterlite is one of India’s largest non-ferrous metals and mining companies with interests and operations in aluminium, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. As of 31 March 2009, Sterlite had total assets of US$ 8,710 million and Income before income taxes, minority interests and equity in net/(loss)/income of associate of US$ 1,069 million.
Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of constructing a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited.
Sterlite is listed on the Bombay Stock Exchange under the code “500900”, the National Stock Exchange in India under the symbol “STER” and the New York Stock Exchange in the United States in the form of ADSs, each representing one ordinary share, under the symbol “SLT”. For more information, please visit www.sterlite-industries.com. The principal executive office of Sterlite Industries (India) Limited is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of Sterlite’s equity shares in the form of ADSs, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A registration statement relating to Sterlite’s equity shares in the form of ADSs has been filed with the United States Securities and Exchange Commission and is effective.
This press release contains “forward-looking statements” relating to the number of equity shares in the form of ADSs that Sterlite may offer in the Offering, the number of Sterlite equity shares in the form of ADSs that may be subject to the option that Sterlite may grant to the underwriters, the number of Sterlite equity shares expected to be outstanding after the Offering and the percentage ownerships of Sterlite that investors in the Offering and Vedanta Resources plc may hold upon completion of the Offering. These forward-looking statements are subject to a variety of factors, including market conditions and other risks typically associated with securities offerings. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.